Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000

Release

9 August 2021

WESTPAC SELLS AUSTRALIAN LIFE INSURANCE BUSINESS TO TAL

Westpac today announced it has agreed with TAL Dai- ichi Life Australia Pty Limited (“TAL”) to sell Westpac Life Insurance Services Limited and enter an exclusive 20-year strategic alliance for the provision of life insurance products to Westpac’s Australian customers.

The sale price of $900m represents a multiple of 0.96x FY20 embedded value 1. In addition, the transaction includes ongoing payments to Westpac. 2

The transaction sees Westpac exit manufacturing life insurance products and releases significant capital back to the bank. The total accounting loss on sale is approximately $1.3 billion post-tax, while the transaction will add approximately 12 bps to Westpac’s Level 2 common equity Tier 1 capital ratio. A post-tax loss of c.$0.3 billion, reflecting predominantly transaction and separation costs, is expected to be realised in the Group’s FY21 results, while the balance of the loss will be recognised on completion of the sale.

TAL is a fully owned subsidiary of the Dai-ichi Life Group which is one of the world’s leading life insurers.

Westpac Group Chief Executive Specialist Businesses & Group Strategy, Jason Yetton, said: “This transaction is another step in simplifying the bank while continuing to help customers with their life insurance needs by partnering with TAL.

“Life insurance is an important product for many Australians and this sale provides certainty for customers and new opportunities for our people with TAL.

“TAL already offers insurance products to more than 4.5 million Australians and is well placed to help Westpac’s customers protect the people they love”.

Westpac will retain responsibility for certain pre- completion matters and provide protection to TAL through a combination of provisions, warranties and indemnities.

Completion of the transaction is subject to various regulatory approvals and is expected to occur in the second half of the 2022 calendar year.

[1]	Excluding franking credits.
[2]	The sale price excludes ongoing payments.

Progress on Westpac’s Portfolio Simplification Strategy

This sale follows other significant steps the Group has made over the past 12 months to simplify its business portfolio, including announcements on the sale of its Lenders Mortgage Insurance, Westpac Pacific, Auto Finance and New Zealand Life Insurance businesses along with the recently completed separation of its General Insurance and Vendor Finance businesses.

For further information:

Lisa Parrett	Andrew Bowden
Media Relations	Investor Relations
M. 0432 933 796	M. 0438 284 863
ENDS	P. +612 8253 4008

About Westpac Life Insurance

Westpac operates a life insurance business in Australia through Westpac Life Insurance Services Limited (WLIS). WLIS manufactures term life, TPD and income protection products which are provided under the Westpac, BT and St. George brands. In 1H21 WLIS reported retail life insurance in-force premiums of $938m.

About TAL

TAL is one of Australia's leading life insurance specialists. For 150 years, TAL has been protecting people, not things. Today, TAL insures more than 4.5 million Australians and offers life insurance through the following channels: direct to consumer; through a financial adviser; and via group and workplace superannuation schemes. TAL is part of the Dai-ichi Life Group, one of the world’s largest insurance groups.

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.